Filer and Investment Company Act File No.: DNP Select Income Fund Inc. (811-04915)

File No. of Related Registration Statement: 333-251313

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934 as amended

Subject Company: Duff & Phelps Utility and Corporate Bond Trust Inc.

Subject Company Investment Company Act File No. 811-07358

DNP SELECT INCOME FUND RESPONDS TO SHAREHOLDER FAQs

RELATED TO PROPOSED MERGER

CHICAGO, January 29, 2021 – On January 29, 2021, DNP Select Income Fund Inc. (“DNP”), a closed-end fund advised by Duff & Phelps Investment Management Co., posted a set of frequently asked questions and answers on its website, www.dpimc.com/dnp, responding to shareholder inquiries received by DNP in connection with DNP’s proposed merger with Duff & Phelps Utility and Corporate Bond Trust Inc. (“DUC”). Shareholders of DNP are not being asked to vote on the proposed merger.

About the Fund

DNP Select Income Fund Inc. is a closed-end diversified investment management company whose primary investment objectives are current income and long-term growth of income. The fund seeks to achieve these objectives by investing primarily in a diversified portfolio of equity and fixed income securities of companies in the public utilities industry. For more information, please visit www.dpimc.com/dnp or call (800) 864-0629.

About the Investment Adviser

Duff & Phelps Investment Management Co. has more than 40 years of experience managing investment portfolios, including institutional separate accounts and open- and closed-end funds investing in utilities, infrastructure and real estate investment trusts (REITs). For more information, visit www.dpimc.com.

Duff & Phelps is a subsidiary of Virtus Investment Partners (NASDAQ: VRTS), a multi-boutique asset manager with $116.5 billion under management as of September 30, 2020. Virtus provides investment management products and services to individuals and institutions through a multi-manager asset management business, comprising a number of individual affiliated managers, each with a distinct investment style, autonomous investment process and individual brand. Additional information can be found at www.virtus.com.

Important Information and Where to Find It

In connection with the proposed merger, DNP has filed with the SEC a registration statement on Form N-14, which includes a definitive proxy statement distributed to DUC shareholders in connection with DUC’s solicitation of proxies for the vote by DUC shareholders with respect to the merger and a prospectus relating to the offer of the securities to be issued by DNP to DUC’s shareholders in connection with the merger. DUC shareholders are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety. Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by DNP and DUC through the website maintained by the SEC at www.sec.gov, or by directing a request to: (800) 338-8214.

200 South Wacker Drive • Suite 500 • Chicago IL 60606 • Phone (312) 368-5510 • Fax (312) 876-1028

Participants in the Solicitation

DNP and DUC and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed transactions. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the proxy statement/prospectus and other relevant materials filed with the SEC.

Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Safe Harbor Statement

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of securities of DNP or DUC in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

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Source:	DNP Select Income Fund Inc.

Contacts:	Dianna P. Wengler, Donny C. Overton or Timothy P. Riordan, (833) 604-3163

200 South Wacker Drive • Suite 500 • Chicago IL 60606 • Phone (312) 368-5510 • Fax (312) 876-1028

[copy of content posted at www.dpimc.com/dnp]

Frequently Asked Questions related to the proposal to merge Duff & Phelps Utility and Corporate Bond Trust Inc. (“DUC”) with and into DNP Select Income Fund Inc. (“DNP”) (the “Merger”)

Question 1. Why is the Merger being proposed?

Answer: Each fund’s board approved the recommendation of Duff & Phelps Investment Management Co. to merge the two funds. In making the determination to accept the adviser’s recommendation, each board took into account a number of factors, including (1) potential economies of scale that could be realized by the combined fund, (2) the common features of each fund’s investment objectives and strategies and (3) DNP’s market value premium to net asset value (“NAV”) and the potential to reduce DUC’s market value discount to NAV.

Question 2. Why were DNP shareholders not asked to vote on the Merger?

Answer: In a merger of closed-end funds, the requirement for the shareholders of the acquiring fund to approve the merger is generally only triggered if the acquired fund’s net assets are equal to at least 20% of the acquiring fund’s net assets, and in this case DUC’s net assets are much less than 20% of DNP’s net assets. The Board of Directors of DNP did approve the Merger based on its determination that the Merger is advisable, fair and reasonable to DNP, that the Merger is in the best interests of DNP and its shareholders, and that the interests of the existing DNP shareholders would not be diluted as a result of the Merger.

Question 3. Why not give DNP shareholders a chance to vote even if it wasn’t legally required?

Answer: The Board of Directors of DNP endeavors to be a good steward of the fund’s assets. Given the large number of DNP shareholders, the cost of soliciting proxies for a separate vote by DNP shareholders would have been considerable. And because brokers are not allowed to vote their client’s shares on non-routine proposals such as mergers, there was a significant risk of an insufficient number of shareholders even casting their votes either for or against the proposal. Most recently, in 2019, when DNP solicited votes on proposals that required a majority vote of the outstanding shares, even after the fund spent hundreds of thousands of dollars on solicitation costs, two of the proposals failed to pass because holders of a majority of the outstanding shares did not respond to the solicitation.

Question 4. What led the Board of Directors of DNP to conclude that the Merger is in the best interests of DNP and its shareholders?

Answer: The Board of Directors of DNP concluded that DNP shareholders would benefit from the increase in DNP’s asset base at little-to-no upfront cost (because costs of the merger would be borne solely by DUC), as well as increased trading efficiencies and long-term expense savings that would result from spreading fixed costs over a larger asset base, and potentially the ability of DNP to benefit from DUC’s tax loss carryforwards. The Board of Directors of DNP also concluded that the Merger would not be likely to have a long-term detrimental effect on DNP’s premium.

Question 5. How would the Merger affect me as a DNP shareholder?

Answer: If the Merger is consummated, DUC will be merged with and into DNP, with DNP as the surviving Fund, and shareholders of DUC will become shareholders of DNP. Following the Merger, the investment objectives of DNP (current income and long-term growth of income) will not change. DNP seeks to achieve its investment objectives by investing primarily in a diversified portfolio of equity and fixed income securities in the public utilities industry. Thus, the assets acquired by DNP in the Merger will be invested in the same manner as its current assets and therefore can be expected to generate a similar level of income.

Question 6. How would the Merger impact the market price of DNP shares? Will the Merger dilute my DNP shares?

Answer: The conversion ratio used to determine the number of DNP shares issued to DUC shareholders at the time of the Merger is based on the net asset value per share of each fund rather than their respective market prices. Therefore, there is no certainty that the difference between the market prices of each fund at the time of the Merger would necessarily lead to a reduction in the price of DNP or a dilution of the interests of DNP shareholders. However, the market price of DNP could be influenced by a number of factors, including a potential merger, and there is no assurance that the DNP market price could not be negatively impacted by any of those factors.

Question 7. How will the amount of DNP’s distribution be affected by the Merger?

Answer: DNP’s managed distribution plan, which was adopted in February 2007 and will continue in effect after the Merger, targets a monthly distribution of $0.065 per share. Accordingly, although the distribution rate is always subject to change due to unforeseen circumstances, we do not currently anticipate that the Merger will result in a decrease in DNP’s monthly distribution.

Question 8. How will the composition of DNP’s distribution be affected by the Merger?

Answer: DNP’s managed distribution plan permits it to utilize a combination of net investment income,

realized net capital gains and/or return of capital to maintain its current monthly distribution rate of $0.065 per share. Accordingly, after the Merger, DNP shareholders will continue to receive a monthly distribution sourced from a combination of net investment income, realized net capital gains and/or return of capital.

Question 9. How will the frequency and timing of DNP’s distribution be affected by the Merger?

Answer: DNP makes its distribution on the 10th day of each month to shareholders of record on the last business day of the preceding month. Following the Merger, monthly distributions will continue to be made according to the DNP schedule, since DNP will be the surviving fund in the Merger.

Question 10. Who will pay the expenses of the Merger?

Answer: Expenses in connection with the Merger, including the costs associated with the Special Meeting, will be paid solely by DUC.

Question 11. When would the Merger take place?

Answer: If the required approval is obtained from the shareholders of DUC at the Special Meeting on February 22, 2021, the Merger will become effective on the Closing Date, which is expected to be on or around March 5, 2021.